Exhibit 99.2
RECENT DEVELOPMENTS
TOTAL to create a Technical Support Center and a Refining Training Center at the Flandres refinery in Dunkirk, France
TOTAL S.A. (“TOTAL”) announced on February 1, 2010, that at a special meeting of the Central Works Council on February 1, 2010, to discuss the Flandres refinery’s current situation and long-term future, TOTAL stated that it hoped to continue studies currently under way to secure the future of the site, reflecting its commitment to reaching a comprehensive and satisfactory solution in terms of operations and employment.
In response to the structural, permanent decline in petroleum product demand affecting the refining industry, operations at Flandres were halted in September 2009. The market is not forecast to improve, which means that the scheduled five-year turnaround maintenance program cannot be performed in March 2010.
Without anticipating the final decision that will be made, TOTAL is responding to employee and contractor concerns by committing to: guaranteeing each employee a job at TOTAL that is a fit with his or her competencies; ensuring that the Flandres establishment has a future within the TOTAL Group (its new activities will leverage the full spectrum of employee competencies and expertise, in particular through the creation of a Refining Operations Technical Support Center for the TOTAL Group and a training school, which combined would maintain two-thirds of the current refinery jobs); continuing to be a major economic partner of the Dunkirk region, especially the port, through a potential interest in EDF’s planned LNG terminal, which would cement the region’s energy specialization; helping to secure the future of local contractors; and working with all regional stakeholders.
To continue the dialogue engaged with employee representatives, TOTAL has proposed a schedule of meetings so that a decision can be reached by the end of June.
Iraq: TOTAL and partners Petrochina and Petronas to develop the Halfaya oil field
TOTAL announced on January 28, 2010, that, within the framework of Iraq’s second petroleum bidding round organized by the Iraqi Ministry of Oil on December 12, 2009, the consortium led by PetroChina Company Ltd signed on January 27, 2010, a 20-year Development and Production Service Contract with Missan Oil Company for the development of the Halfaya oil field. Total E&P Iraq holds an 18.75% interest in the consortium, alongside the operator PetroChina (37.5%) and partners Petronas Carigali Sdn. Bhd. (18.75%) and the State Partner South Oil Company (25%).
The Halfaya oil field is located in the Missan governorate, thirty-five kilometers southeast of Amara city, and spreads across thirty kilometers long and ten kilometers wide. The consortium intends to increase the current oil field production from 3,100 barrels of oil per day to 535,000 barrels of oil per day.
TOTAL and ERG create TotalErg, a joint venture in the Italian marketing and refining business
TOTAL announced on January 28, 2010, that TOTAL and ERG have signed an agreement to create a joint venture in the Italian marketing and refining business.
The shareholder pact calls for joint governance as well as operating independence for the new entity.
TOTAL and Erg will hold equity stakes of, respectively, 49% and 51%.
Created through the merger of TOTAL Italia and ERG Petroli, the joint venture will be called TotalErg and will operate under both the TOTAL and ERG brands.
TotalErg is expected to enjoy solid competitive positioning thanks to the integration of its two partners’ assets and expertise.

TotalErg is expected to become one of the largest marketing operators in Italy, with a retail market share of nearly 13% and over 3,400 service stations. Fuel sales are expected to exceed 3.4 million metric tons per year, while general retail and specialties business sales are expected to amount to roughly 3.2 million metric tons per year, with significant market shares in diesel, lubricants, LPG and bitumen.
The joint venture will also be active in the refining business, with an expected total continental capacity of roughly 116,000 barrels per day or around 8% of national demand. TotalErg intends to optimize its industrial assets in this segment with a priority focus on achieving excellence in its industrial, environmental and safety performance. The joint venture will also operate its shareholders’ logistics infrastructure.
TotalErg will not consolidate either TOTAL Italia’s aviation and AS 24 payment card operations or ERG Petroli’s refining and marketing operations in Sicily.
The transaction will be submitted to competition authorities for approval. Until then, TOTAL Italia and ERG Petroli will remain as separate, competing entities.
TOTAL restructures petroleum product logistics operations in France
In response to declining petroleum product demand, TOTAL announced on January 20, 2010, that it will be gradually adjusting its logistics network in France. The process entails: outsourcing the operations of five depots* to specialized logistics companies; closing the Pontet depot in the Vaucluse region, southeastern France; and investing in the Port-la-Nouvelle petroleum product depot in the Aude region, south-central France, to double its capacity.
Following the restructuring, TOTAL will still have a nation-wide logistics presence.
The project was presented to the Central Works Committee on January 20, 2010. Layoffs will be avoided through internal placements.
*	Hauconcourt depot in the Lorraine region, eastern France; Saint-Julien depot in the French Alps region; Le Mans depot in the Loire region, western France; Ouistreham depot in Lower Normandy; and Port-la-Nouvelle depot in the Languedoc-Roussillon
Canada: Total and ConocoPhillips sanction phase 2 of the Surmont Project
TOTAL and ConocoPhillips announced on January 19, 2010, the sanction of the Surmont Phase 2 SAGD (Steam Assisted Gravity Drainage) development in Canada. The project, slated to begin initial construction in 2010, is expected to increase Surmont’s production capacity from 27,000 to 110,000 barrels of bitumen per day.
The Surmont project is located approximately sixty kilometers southeast of Fort McMurray, Alberta, in the Athabasca oil sands region. Surmont is operated by ConocoPhillips Canada and is a 50/50 joint-venture with Total E&P Canada.
Phase 2 is scheduled to begin production in early 2015.
TOTAL tackles climate change with the inauguration of a carbon capture and storage demonstration facility
TOTAL announced on January 11, 2010, that it had inaugurated Europe’s first end-to-end carbon capture, transportation and storage demonstration facility, in Lacq, southwestern France, at a ceremony attended by Valérie Létard, France’s Secretary of State for Green Technology and Climate Negotiations.
This technology is expected to help to reduce greenhouse gas emissions from industrial facilities that use fuel oil, natural gas and coal, such as power plants, steel plants, cement plants and refineries. According to the Intergovernmental Panel on Climate Change (IPCC), carbon capture and storage has the potential to mitigate one-third of carbon emissions and could be used at 7,000 industrial plants worldwide by 2050.

The €60 million Lacq project will help to tackle climate change, used alongside other TOTAL Group solutions, such as enhancing the energy efficiency of facilities and products and initiatives to promote and develop renewable energies.
The demonstration facility uses an oxycombustion carbon capture technology developed by Air Liquide. Pure oxygen is substituted for air in an industrial boiler to produce smaller amounts of flue gas that is 90% carbon. The carbon is piped twenty-seven kilometers from the Lacq plant to the Rousse geological storage site, where it is injected into a depleted natural gas reservoir located 4,500 meters belowground.
Over the next two years, around 120,000 metric tons of carbon dioxide is expected to be captured and stored, equivalent to the amount that would be emitted by 40,000 cars over the same period.
The launch of the demonstration project was preceded by wide-ranging consultation of local stakeholders. Monitoring will continue for three years after the two-year carbon injection period.
TOTAL signs an agreement to enter into a joint venture with Chesapeake and to acquire 25% of Chesapeake Barnett Shale gas portfolio
On January 4, 2010, TOTAL announced that its subsidiary, Total E&P USA, Inc., signed on December 30, 2009, an agreement to enter into a joint venture with United States based Chesapeake Exploration, L.L.C., a subsidiary of Chesapeake Energy Corporation (NYSE:CHK) of Oklahoma City, Oklahoma, whereby TOTAL acquires a 25% share in Chesapeake’s Barnett shale gas portfolio located in the State of Texas.
The assets have current net daily production of approximately 700 million cubic feet of natural gas and include approximately 300,000 net acres of leasehold, of which 90% are in the core area of the Barnett play. TOTAL’s share of current production is expected to be approximately 175 million cubic feet per day of natural gas (30 thousand barrels of oil equivalent), with forecast growth increasing TOTAL’s share of production to over 250 million cubic feet per day of natural gas in future years. TOTAL’s share of proven reserves is expected to be approximately 0.75 trillion cubic feet of gas (130 million barrels of oil equivalent).
The transaction was finalized on January 26, 2010, and is effective as of October 1, 2009. TOTAL has paid Chesapeake a consideration of $800 million in cash for acquiring these assets. TOTAL is also committed to pay a further maximum amount of $1.45 billion over a maximum period of six years in the form of a 60% carry of Chesapeake future capital expenditures on drilling and completion of wells within the framework of the joint venture.
As a result of the transaction, TOTAL will also have the right to acquire a 25% share in any new acreage which will be acquired by Chesapeake in the Barnett Shale play.
Additionally, TOTAL and Chesapeake have agreed to jointly study certain other North American shale gas opportunities together.
TOTAL-led consortium acquires 49% interest in Algeria’s Ahnet License
TOTAL announced on December 22, 2009, that the consortium it has formed with Partex has been awarded a 49% interest in the Ahnet license, as part of the second bid round held by the Algerian National Oil and Gas Development Agency (ALNAFT).
Located near In Salah in southwestern Algeria, the Ahnet exploration and development acreage covers an area of 17,358 square kilometers in which twelve natural gas formations have already been discovered.
TOTAL holds a 47% interest and will appraise and develop the Ahnet finds with partners Partex (2%) and Sonatrach (51%).
A development plan is expected to be submitted for approval before mid 2011, with first gas scheduled for 2015. The Ahnet license contains approximately 500 billion cubic meters of gas, which should produce at least 4 billion cubic meters a year, as per the contract with Sonatrach.

This latest project is a developmental milestone in the new southwestern Algeria gas province, which is also home to the Timimoun project operated by the consortium Sonatrach, TOTAL and Cepsa. It further cements TOTAL’s commitment to investing in Algeria in both the natural gas upstream and petrochemicals.
Nigeria: Hydrocarbon discovery on the OPL 223 license
TOTAL announced on December 16, 2009, that its subsidiary, Total Exploration & Production Nigeria Ltd, has discovered hydrocarbons in the southern portion of the Oil Prospecting License (OPL) 223 deepwater offshore South-Eastern Nigeria.
The Owowo South B-1 well was drilled in a water depth of 670 meters and is located twenty kilometers East of the Usan field, currently under development. The well reached a total measured depth of 2,227 meters and discovered several oil bearing reservoirs with a fluid qualified as light oil according to shows during drilling and from logging data.
Under the production sharing contract governing the OPL 223, Nigerian National Petroleum Corporation (NNPC) is concessionaire of the license, which in turn is operated by Total Exploration & Production Nigeria Ltd (18%) in partnership with its co-venturers: Chevron Nigeria Deepwater F Ltd (27%), Esso Exploration and Production Nigeria (Upstream) Ltd (27%), Nexen Petroleum Exploration & Production Nigeria Ltd (18%) and Nigerian Petroleum Development Company (NPDC) Ltd (10%).

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